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                                January 6, 2021

       Jason Ader
       Chief Executive Officer
       26 Capital Acquisition Corp.
       OfficeEdge Miami
       701 Brickell Avenue, Suite 1550
       Miami, Florida 33131

                                                        Re: 26 Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2020
                                                            File No. 333-251682

       Dear Mr. Ader:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 23, 2020

       Management, page 105

   1. Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills
that led to the conclusion that the person should serve as a director for your company, in light
of your business and structure. Refer to Item 401(e)(1) of
                                                        Regulation S-K. Also,
you disclose on page 105 that Mr. Lyss serves as your chief
                                                        operating officer; if
so, please clarify how you determined that he is an independent director, as disclosed
on page 106.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Jason Ader
26 Capital Acquisition Corp.
January 6, 2021
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Geoffrey Kruczek, Staff Attorney at (202) 551-3641 with any other questions.



FirstName LastNameJason Ader                               Sincerely,
Comapany Name26 Capital Acquisition Corp.
                                                           Division of
Corporation Finance
January 6, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName